Pricing Supplement no. 1270
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 137-I dated May 21, 2008

Registration Statement No. 333-130051
Dated May 21, 2008
Rule 424(b)(2)





Structured Investments

JPMorgan Chase & Co.
$25,000,000
KEYnotes Exchange Traded Notes Linked to the First Trust Enhanced 130/30 Large Cap Index due 2023

General

- The notes are designed for investors who seek a return linked to the First Trust Enhanced 130/30 Large Cap Index.
- Investors should be willing to forgo interest and if the Index declines or does not increase by more than the aggregate Investor Fee, be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing May 25, 2023.
- Investing in the notes is not equivalent to investing in the Index or any of its component stocks.
- Minimum denominations of $50 and integral multiples thereof.
- The notes priced on May 21, 2008, and are expected to settle on or about May 27, 2008.
- The notes have been approved for listing on the American Stock Exchange ("AMEX"), subject to notice of issuance, under the symbol "JFT". No assurance can be given as to the continued listing for the life of the notes, or the liquidity or trading market for the notes.

Key Terms

Issuer:	JPMorgan Chase & Co.
Index:	First Trust Enhanced 130/30 Large Cap Index (the "Index"), developed by First Trust Advisors L.P.
Payment at Maturity:	On the Maturity Date, for each $50 principal amount note you will receive a cash payment equal to (a)(i) $50 *multiplied by* (ii) the Index Factor on the Final Valuation Date *minus* (b) the Investor Fee on the Final Valuation Date. If the amount calculated above is less than zero, the payment at maturity will be zero. *You may lose some or all of your investment at maturity. Because the Investor Fee reduces your final payment, the Ending Index Value will need to increase in an amount at least equal to the percentage of the principal amount represented by the aggregate Investor Fee in order for you to receive at least the principal amount of your investment at maturity. If the increase in the Ending Index Value is insufficient to offset the negative effect of the Investor Fee or if the Ending Index Value is less than the Initial Index Value, you will lose some or all of your investment on the Maturity Date.*
Investor Fee:	For each $50 principal amount note, the Investor Fee on the Inception Date will be equal to zero, and on each subsequent calendar day until maturity or early repurchase, the Investor Fee will be increased by an amount equal to (a) $50 *multiplied by* (b) the Investor Fee Percentage *multiplied by* (c) the Index Factor on that date (or, if such day is not a trading day, the Index Factor on the immediately preceding trading day) *divided by* (d) 360.
Investor Fee Percentage:	0.95% per annum.
Index Factor:	On any Valuation Date, the Index Factor is calculated as follows: $$\frac{\text{Ending Index Value}}{\text{Initial Index Value}}$$ *You will lose some or all of your investment upon early repurchase or on the Maturity Date if the Ending Index Value is less than the Initial Index Value, or if the Ending Index Value increases by less than the percentage of the principal amount represented by the aggregate Investor Fee.*
Index closing value:	The value of the Index at 4:00 p.m., New York City time, on the Inception Date or applicable Valuation Date, as the case may be.
Initial Index Value:	993.02, the Index closing value on the Inception Date.
Ending Index Value:	The Index closing value on the relevant Valuation Date.
Inception Date:	May 21, 2008
Valuation Date(s)*:	Each business day up to and including the Final Valuation Date. We refer to such dates generally as Valuation Dates throughout this pricing supplement.
Final Valuation Date*:	May 22, 2023
Maturity Date*:	May 25, 2023
Business day:	Any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.
Trading day:	Any day on which (i) the level of the Index is calculated and published, (ii) trading is generally conducted on the New York Stock Exchange, the Nasdaq Stock Market and the American Stock Exchange, and (iii) trading is generally conducted on the markets on which the stocks underlying the Index are traded, in each case as determined by the Note Calculation Agent in its sole discretion.
Payment upon Early Repurchase:	Subject to the requirements described in the accompanying product supplement no. 137-I, you may request that we repurchase your notes on any Repurchase Date during the term of the notes. If you request that we repurchase your notes, for each $50 principal amount note you will receive a cash payment on the Repurchase Date equal to (a)(i) $50 *multiplied by* (ii) the Index Factor on the relevant Valuation Date *minus* (b) the Investor Fee on the relevant Valuation Date. You must request that we repurchase at least 50,000 notes ($2,500,000 aggregate principal amount) at one time in order to exercise your right to have us repurchase your notes on any Repurchase Date. If a market disruption event has occurred or is continuing, the Repurchase Date may be postponed as a result of the postponement of the scheduled Valuation Date. For more information on such postponement, see "Description of Notes – Postponement of Payments upon a Market Disruption Event" in the accompanying product supplement no. 137-I.
Early Repurchase Mechanics:	In order to request that we repurchase your notes on a business day, you must deliver a notice of repurchase to us via email to ETN_Repurchase@jpmorgan.com by no later than 11:00 a.m., New York City time, on the second business day prior to the relevant Valuation Date and follow the procedures set forth in the accompanying related product supplement no. 137-I.
Repurchase Date*:	The third business day following the relevant Valuation Date.
Index Provider:	First Trust Advisors L.P. ("First Trust Advisors").

Note Calculation Agent:	J.P. Morgan Securities Inc. ("JPMSI").	
Index Calculation Agent:	American Stock Exchange L.L.C. ("AMEX").	
Issuer's Credit Rating:	The notes are not rated but instead rely on the credit rating of the Issuer. JPMorgan Chase & Co. is rated AA- by Standard & Poor's Ratings Services, a division of McGraw-Hill, Inc., and Aa2 by Moody's Investors Service, Inc. A credit rating reflects the creditworthiness of JPMorgan Chase & Co. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the Issuer does not affect or enhance the likely performance of the notes other than the ability of the Issuer to meet its obligations.	
	Notwithstanding the Issuer credit rating, if the Index declines or does not increase by more than the Investor Fee Percentage, you will lose some or all of your principal.	
CUSIP:	46625H761	

* Subject to postponement in the event of a market disruption event as described under "Description of Notes — Postponement of Payments Upon a Market Disruption Event" in the accompanying product supplement no. 137-I.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page PS-5 of the accompanying product supplement no. 137-I and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the term sheet , product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Proceeds to Us·
Per note	$ 50	$ 50
Total	$ 25,000,000	$ 25,000,000

(1) JPMSI will not receive an agent's commission in connection with sales of the notes. JPMSI will be entitled to receive the Investor Fee to cover the ongoing payments related to the distribution of notes, projected profits for managing our hedge position and a structuring fee for developing the economic terms of the notes. First Trust Portfolios L.P. ("First Trust Portfolios" or the "Marketing Agent"), as Marketing Agent, will be entitled to receive a portion of the Investor Fee on a periodic basis to promote the notes and to provide certain support and services related to the notes. Payments constituting underwriting compensation will not exceed a total of 8% of proceeds. See "Plan of Distribution" beginning on page PS-23 of the accompanying product supplement no. 137-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.


JPMorgan


May 21, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 137-I dated May 21, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 137-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 137-I dated May 21, 2008:
  http://sec.gov/Archives/edgar/data/19617/000089109208002691

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

First Trust Enhanced 130/30 Large Cap Index

The First Trust Enhanced 130/30 Large Cap Index (the "Index") is a total return index that was developed by First Trust Advisors L.P. (the "Index Provider" or "First Trust Advisors"). In its role as Index Calculation Agent, AMEX is responsible for selecting the component securities of the Index on each quarterly rebalance date using rules-based criteria developed by First Trust Advisors.

The Index is a modified equal-weighted index consisting of securities that have been selected from a broad universe of the 2,500 largest U.S. exchange-listed stocks pursuant to a quantitative selection process, for which data for all the defined metrics used in the Index methodology are available. The Index contains a long position in certain large capitalization securities (the "Long Component") equal to 130% of the value of the Index as of each quarterly rebalance date and a short position in certain large capitalization securities (the "Short Component") equal to 30% of the value of the Index as of each quarterly rebalance date, each according to the eligibility requirements set forth under "First Trust Enhanced 130/30 Large Cap Index" in the accompanying product supplement no. 137-I.

Increases in the value of the Long Components will increase the level of the Index while decreases in the value of the Long Components will decrease the level of the Index. Conversely, an increase in the value of the Short Components will decrease the level of the Index and a decrease in the value of the Short Components will increase the level of the Index.

On each business day, the Index Calculation Agent will calculate and publish both (a) the intraday indicative value of the Index every 15 seconds during the normal trading hours on the AMEX, and (b) the First Trust Enhanced 130/30 Large Cap Index closing value (the "Index closing value"), which is the value of the Index at 4:00 p.m. New York City time. The Index closing value will be available on Bloomberg page FTLCTR‹Index›.

Selected Purchase Considerations

- **RETURN LINKED TO THE INDEX –** The return on the notes is linked to the First Trust Enhanced 130/30 Large Cap Index (the "Index"). For additional information about the Index, see the information set forth under "First Trust Enhanced 130/30 Large Cap Index" above in this pricing supplement or in the accompanying product supplement no. 137-I. Information regarding the components of the Index from time to time is available on the website of the Index Calculation Agent at www.amextrader.com. The address of the website for the Index Calculation Agent is provided for convenience only. The information on the website is not incorporated by reference into this pricing supplement and should not be considered part of this pricing supplement. We make no representation as to the accuracy or completeness of information contained on the website of the Index Calculation Agent.

- **LEVERAGED LONG POSITION IN CERTAIN LARGE CAPITALIZATION SECURITIES –** The positive weighting of 130% of the Index in the Long Components can be viewed as the equivalent of a leveraged long position in the Long Components. The long position offers the potential for increases in the level of the Index due to increases in the value of the Long Components. Changes in the level of the Long Components have a greater absolute weighting than the Short Components and, accordingly, will have a greater affect on the level of the Index. For information about the risks of this 130/30 index methodology, please see "Selected Risk Considerations – The Long and Short Positions of the Index Components will have a substantial effect on the level of the Index and, in turn, the value of the notes" in this pricing supplement.

- **UNCAPPED APPRECIATION POTENTIAL** – The notes provide the opportunity to obtain an uncapped return linked to the Index. The notes are not subject to a predetermined maximum return and, accordingly, any return will be based on the performance of the Index and the amount of the Investor Fee on the relevant Valuation Date. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **DAILY REPURCHASES** – Prior to the Maturity Date, we will repurchase your notes upon your request (subject to the notification requirements described in the accompanying product supplement no. 137-I) on a daily basis in a minimum amount of 50,000 notes ($2,500,000 aggregate principal amount). If you request that we repurchase your notes, subject to the notification requirements and the other terms and conditions set forth in the accompanying product supplement 137-I and this pricing supplement, for each $50 principal amount note you will receive a cash payment on the Repurchase Date equal to (a)(i) $50 *multiplied* by (ii) the Index Factor on the relevant Valuation Date *minus* (b) the Investor Fee on the relevant Valuation Date.

- **U.S. FEDERAL INCOME TAX TREATMENT** – There is no authority that directly addresses the proper U.S. federal income tax treatment of your notes and therefore the tax consequences of your investment in the notes are uncertain. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 137-I. Subject to the limitations described therein, in the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat the notes as a pre-paid forward contract with respect to the Index and the terms of the notes require you and us (in the absence of a change in law or an administrative determination or judicial ruling to the contrary) to treat the notes for all tax purposes in accordance with such characterization. If the notes are so treated, you should recognize capital gain or loss upon the sale, exchange, repurchase or maturity of your notes in an amount equal to the difference between the amount you receive at such time and your tax basis in the notes. In general, your tax basis in your notes will be equal to the price you paid for it. Capital gain of a non-corporate United States holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations. Your holding period for your notes will generally begin on the date after the issue date (i.e., the settlement date) for your notes and, if you hold your notes until maturity, your holding period will generally include the Maturity Date.

Selected Risk Considerations

Your investment in the notes will involve significant risks. The notes do not pay interest or guarantee any return of principal at, or prior to, the Maturity Date. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 137-I dated May 21, 2008. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.**

- **YOUR INVESTMENT MAY RESULT IN A LOSS** – The notes do not pay interest and may not return any of your investment. The amount payable upon early repurchase or on the Maturity Date will reflect the performance of the Index *minus* an Investor Fee accrued daily over the term of the notes, and will be determined pursuant to the terms described in this pricing supplement and the accompanying product supplement no. 137-I. If, upon early repurchase or on the Maturity Date, the Ending Index Value is less than the Initial Index Value, or if the Ending Index Value increases by less than the aggregate Investor Fee, you will lose some or all of your investment in the notes.

- **AMEX, AS INDEX CALCULATION AGENT, MAY, IN ITS SOLE DISCRETION, DISCONTINUE THE PUBLIC DISCLOSURE OF INTRADAY INDICATIVE VALUE OF THE INDEX AND THE END OF DAY INDEX CLOSING VALUE** – The Index Calculation Agent is not under any obligation to continue to calculate the intraday indicative values and end-of-day official Index closing value or required to calculate similar values for any successor index. If AMEX, as Index Calculation Agent, exercises its broad right to terminate its contract to serve as Index Calculation Agent, we may not be able to provide the AMEX the intraday values related to the Index required to maintain any listing of the notes on the AMEX. If the notes become delisted, the liquidity of the market for the notes may be materially and adversely affected and you may sustain significant losses if you sell your notes in the secondary market.

- **THE INDEX PROVIDER, FIRST TRUST ADVISORS L.P., MAY ADJUST THE INDEX IN A WAY THAT AFFECTS ITS VALUE, AND THE INDEX PROVIDER HAS NO OBLIGATION TO CONSIDER YOUR INTERESTS IN MAINTAINING THE INDEX** – First Trust Advisors L.P., as Index Provider, is responsible for maintaining the Index. The Index Provider can make methodological changes to the Index that may, in turn, add, delete or substitute the stocks underlying the Index or change the value of the Index. You should realize that the changing of companies included in the Index may affect the Index, as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, the Index Provider has a broad contractual right to terminate the Index. Any of these actions could adversely affect the value of the notes. The Index Provider has no obligation to consider your interests in maintaining or revising the Index. See "First Trust Enhanced 130/30 Large Cap Index" in the accompanying product supplement no. 137-I.

- **THE LONG AND SHORT POSITIONS OF THE INDEX COMPONENTS WILL HAVE A SUBSTANTIAL EFFECT ON THE LEVEL OF THE INDEX AND, IN TURN, THE VALUE OF THE NOTES** – On the date of any quarterly rebalance, the Index will reflect a long position in the Long Components equal to 130% of the value of the Index at that date and a short position in the

Short Components equal to 30% of the value of the Index at that date. The long position offers the potential for increases in the level of the Index due to increases in the value of the Long Components, but also entails a high degree of risk, including the risk of substantial decreases in the level of the Index if there is a decrease in the value of the Long Components. In addition, as a result of the short position, any increase in the value of the Short Components will adversely affect the level of the Index, and may offset any gains in the level of the Index related to increases in the value of the Long Components.

- **A TRADING MARKET MAY NOT DEVELOP** – The notes have been approved for listing on the AMEX, subject to notice of issuance. Certain affiliates of JPMSI may engage in limited purchase and resale transactions in the notes although they are not required to do so. We are not required to maintain any listing of offered notes on the AMEX. However, holders may elect to exercise their right to have us repurchase their notes, but such repurchase is subject to the restrictive conditions and procedures described in the accompanying product supplement no. 137-I, including the condition that you must request that we repurchase at least 50,000 notes ($2,500,000 aggregate principal amount) on any Repurchase Date.

- **THE ENDING INDEX VALUE MAY BE LESS THAN THE INDEX CLOSING VALUE ON THE MATURITY DATE, ON THE RELEVANT REPURCHASE DATE OR AT OTHER TIMES DURING THE TERM OF THE NOTES** – The value of the Index on the Maturity Date, Repurchase Date or at other times during the term of the notes, including dates near a relevant Valuation Date, could be higher than the Ending Index Value, because the Ending Index Value is calculated based on the Index closing value on a Valuation Date. This difference could be particularly large if there is a significant increase in the value of the Index after the relevant Valuation Date, if there is a significant decrease in the value of the Index prior to the relevant Valuation Date or if there is significant volatility in the Index.

- **THE INDEX HAS A LIMITED HISTORY AND MAY PERFORM IN UNEXPECTED WAYS** – The Index was created on April 22, 2008 and therefore has a limited history. The Index Calculation Agent has calculated the returns that hypothetically might have been generated had the index methodology been used in the past, but those calculations are subject to many limitations. Unlike historical performance, such calculations do not reflect actual trading, liquidity constraints, fees, and other costs. In addition, the models used to calculate these hypothetical returns are based on certain data, assumptions and estimates. Different models or models using different data, assumptions or estimates might result in materially different hypothetical performance. In addition, any past performance, hypothetical or otherwise, does not guarantee future performance. Regardless of the hypothetical and historical performance of the Index, the Index could decline below the Initial Index Value and you could lose some or all of your principal.

- **THERE ARE RESTRICTIONS ON THE MINIMUM NUMBER OF NOTES YOU MAY REQUEST THAT WE REPURCHASE AND PROCEDURES REGARDING HOW YOU EXERCISE YOUR RIGHT TO HAVE US REPURCHASE YOUR NOTES** – If you elect to exercise your right to have us repurchase your notes, you must request that we repurchase at least 50,000 notes ($2,500,000 aggregate principal amount) on the relevant Repurchase Date. If you own fewer than 50,000 notes ($2,500,000 aggregate principal amount), you will not be able to have us repurchase your notes. Your request that we repurchase your notes is only valid if we receive your notice of repurchase by no later than 11:00 a.m. on the second business day prior to the relevant Valuation Date preceding the relevant Repurchase Date and a signed confirmation by 4:00 p.m. that same day. If we do not receive such notice and confirmation your repurchase request will not be effective and we will not repurchase your notes on the relevant Repurchase Date.

  The daily repurchase feature is intended to induce arbitrageurs to counteract any trading of the notes at a premium or discount to their indicative value. There can be no assurance that arbitrageurs will employ the repurchase feature in this manner.

  Because of the timing requirements of the notice of repurchase, settlement of the repurchase will be prolonged when compared to a sale and settlement in the secondary market. As your request for repurchase is irrevocable, this will subject you to market risk in the event the market fluctuates after we receive your request. Furthermore, our obligation to repurchase the notes prior to maturity may be postponed upon the occurrence of a market disruption event.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks constituting the Index would have.

- **FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE MARKETING AGENT, CREATED THE INDEX AND IS RESPONSIBLE FOR SETTING GUIDELINES AND POLICIES GOVERNING THE INDEX –** First Trust Advisors, the creator of the Index, is an affiliate of First Trust Portfolios L.P., the Marketing Agent for the notes. While AMEX is responsible for calculating the Index, First Trust Advisors is responsible for developing the guidelines governing the composition and calculation of the Index and making methodological changes that could affect the value of the Index. See "First Trust Enhanced 130/30 Large Cap Index" in this pricing supplement and in the accompanying product supplement no. 137-I.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Note Calculation Agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **THE VALUE OF THE NOTES IN THE SECONDARY MARKET MAY BE INFLUENCED BY MANY UNPREDICTABLE FACTORS** – The market value of your notes may fluctuate between the date you purchase them and the relevant Valuation Date. You may also sustain a significant loss if you sell your notes in the secondary market. Several factors, many of which are beyond our control, may influence the market value of the notes. We expect that, generally, the value of the Index will affect the value of the notes more than any other single factor. The value of the notes may be affected by a number of other factors that may either offset or magnify each other including:

  - the market price and dividend rate on the common stocks underlying the Index;
  - the composition of the Index and changes in the Index Components;
  - interest and yield rates in the market generally;
  - supply and demand for the notes, including inventory positions with any market maker;
  - the amount of the Investor Fee on the relevant Valuation Date;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

  Past historical performance of the Index may not be indicative of future performance of the Index. The value of the Index may decrease such that you may not receive any return of your investment at maturity. The notes are not principally protected, and you may lose some or all of your investment at maturity or upon early repurchase.

- **TO OUR KNOWLEDGE, WE ARE NOT CURRENTLY AFFILIATED WITH ANY COMPANY THE EQUITY SECURITIES OF WHICH ARE INCLUDED IN THE INDEX** – To our knowledge, JPMorgan Chase & Co. is not currently affiliated with any of the companies the equity securities of which are represented in the Index. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the stocks comprising the Index or the value of your notes. None of the money you pay us will go to the Index Provider or any of the companies represented in the Index and none of those companies will be involved in the offering of the notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

  JPMorgan Chase & Co. is one of the companies in the pool of securities that may be selected for inclusion in the Index on a quarterly rebalance date. If JPMorgan Chase & Co. is selected to be a component of the Index in the future, we will not have any obligation to consider your interest as a holder of the notes in taking any corporate actions that might affect the value of your notes.

- **THE LIQUIDITY OF THE MARKET FOR THE NOTES MAY VARY MATERIALLY OVER TIME** – As stated in the "Supplemental Underwriting Information" section of this pricing supplement, we intend to sell a portion of the notes on the issue date, and additional notes will be offered and sold from time to time through JPMSI acting as our agent. Also, the number of notes outstanding could be reduced at any time due to repurchases of the notes by us as described in this pricing supplement. Accordingly, the liquidity of the market for the notes could vary materially over the terms of the notes.

- **THE INVESTOR FEE REDUCES YOUR FINAL PAYMENT ON THE NOTES**– The payment upon our early repurchase of your notes or on the Maturity Date, as described in this pricing supplement, is reduced by an Investor Fee. You will lose some or all of your investment upon our early repurchase of your notes on a Repurchase Date or on the Maturity Date, if the Ending Index Value is less than the Initial Index Value, or if the Ending Index Value increases by less than the aggregate Investor Fee.

- **THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR** – Significant aspects of the tax treatment of the notes are uncertain. We do not plan to request a ruling from the Internal Revenue Service ("IRS") regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement or the relevant product supplement. On December 7, 2007, the IRS released a notice that may affect the taxation of holders of the notes. According to the notice, IRS and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special "constructive ownership rules" of Section 1260 of the Internal Revenue Code might be applied to such instruments. You are urged to consult your tax advisors concerning the significance, and the potential impact, of the above considerations and about your own tax situation. Please read carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 137-I.

JPMorgan Structured Investments —
KEYnotes Exchange Traded Notes Linked to the First Trust Enhanced 130/30 Large Cap Index due 2023

PS- 4

In addition, one member of the House of Representatives recently introduced a bill that, if enacted, would require holders of notes purchased after the bill is enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your notes.

You are urged to consult your tax advisors concerning the significance, and the potential impact, of the above considerations and about your own tax situation. Please read carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 137-I.

JPMorgan Structured Investments —
KEYnotes Exchange Traded Notes Linked to the First Trust Enhanced 130/30 Large Cap Index due 2023

PS- 5

What Is the Payment at Repurchase or Maturity on the Notes Assuming a Range of Performance for the Index?
How Do the Notes Perform?

Set forth below is an explanation of the steps necessary to calculate the payment on the notes upon early repurchase or on the Maturity Date.

Step 1: Calculate the Index Factor

The Index Factor on any Valuation Date that is a business day is equal to the Index closing value on such business day ("Ending Index Value") *divided by* the official daily Index closing value on the Inception Date ("Initial Index Value").

Step 2: Calculate the Investor Fee

The Investor Fee on the Inception Date will equal zero. On each subsequent calendar day until early repurchase or the Maturity Date, the Investor Fee for each $50 principal amount note will increase by an amount equal to (a) $50 *multiplied by* (b) 0.95% per annum *multiplied by* (c) the Index Factor on that day (or, if such day is not a trading day, the Index Factor of the immediately preceding trading day) *divided by* (d) 360.

Step 3: Calculate the payment

If you request that we repurchase your notes prior to the Maturity Date, for each $50 principal amount note you will receive a cash payment on the Repurchase Date equal to (a)(i) $50 *multiplied by* (ii) the Index Factor on the relevant Valuation Date *minus* (b) the Investor Fee on the relevant Valuation Date. You must request that we repurchase at least 50,000 notes ($2,500,000 aggregate principal amount) at one time in order to exercise your right to have us repurchase your notes on any Repurchase Date. If you hold your notes until the Maturity Date, for each $50 principal amount note, you will receive a cash payment equal to (a)(i) $50 *multiplied by* (ii) the Index Factor on the Final Valuation Date *minus* (b) the Investor Fee on the Final Valuation Date. If the amount calculated above is less than zero, the payment will be zero.

Because the Investor Fee reduces the amount of your return upon our early repurchase of your notes or on the Maturity Date, the value of the Index must increase by at least an amount equal to the percentage of the principal amount represented by the aggregate Investor Fee in order for you to receive at least the principal amount of your investment upon our early repurchase or on the Maturity Date. If the value of the Index decreases or does not increase sufficiently, you will receive less than the principal amount of your investment upon early repurchase or on the Maturity Date.

Hypothetical Examples

The following examples show how the notes would perform in hypothetical circumstances. We have included examples in which the Index increases at a constant rate of return of 10% per annum through maturity (Example 1), as well as examples in which the Index decreases at a constant rate of 10% per annum through maturity (Example 2). In addition, Example 3 shows the Index increasing by 10% per annum for the first 8 years and then decreasing by 10% per annum for the next 7 years, whereas Example 4 shows the reverse scenario of the Index decreasing by 10% per annum for the first 8 years, and then increasing by 10% per annum for the next 7 years. These examples highlight the behavior of the Investor Fee in different circumstances. Because the Investor Fee takes into account the Index performance, the absolute level of the Investor Fee is dependent upon the path taken by the Index to arrive at its ending level. The figures in these examples have been rounded for convenience. Figures for year 15 are as of the Final Valuation date, and given the indicated assumptions, a holder will receive payment at maturity in the indicated amount, according to the indicated formula.

Example 1

Assumptions:

Investor Fee Percentage	0.95% per annum
Principal	$50
Initial Index Value:	950.00

Year End	Hypothetical Index Value	Hypothetical Index Factor	Hypothetical Investor Fees for the Applicable Year	Hypothetical Cumulative Investor Fees	Hypothetical Indicative Value of each Note
A	B	C	D	E	F
		B/Initial Index Value	C x Principal x Investor Fee Percentage	Cumulative total of D	(Principal x C) - E
0	950.00	1.00	$ 0.00	$ 0.00	$ 50.00
1	1045.00	1.10	$ 0.52	$ 0.52	$ 54.48
2	1149.50	1.21	$ 0.57	$ 1.10	$ 59.40
3	1264.45	1.33	$ 0.63	$ 1.73	$ 64.82
4	1390.90	1.46	$ 0.70	$ 2.42	$ 70.78
5	1529.98	1.61	$ 0.76	$ 3.19	$ 77.34
6	1682.98	1.77	$ 0.84	$ 4.03	$ 84.55
7	1851.28	1.95	$ 0.93	$ 4.96	$ 92.48
8	2036.41	2.14	$ 1.02	$ 5.98	$ 101.20
9	2240.05	2.36	$ 1.12	$ 7.10	$ 110.80
10	2464.06	2.59	$ 1.23	$ 8.33	$ 121.36
11	2710.46	2.85	$ 1.36	$ 9.68	$ 132.97
12	2981.51	3.14	$ 1.49	$ 11.17	$ 145.75
13	3279.66	3.45	$ 1.64	$ 12.81	$ 159.80
14	3607.62	3.80	$ 1.80	$ 14.62	$ 175.26
15	3968.39	4.18	$ 1.98	$ 16.60	$ 192.26

Cumulative Index Return	317.72%
Annualized Index Return	10.00%
Annualized Return on ETN	9.39%

Hypothetical Examples

Example 2

Assumptions:

Investor Fee Percentage	0.95% per annum
Principal	$50
Initial Index Value:	950.00

Year End	Hypothetical Index Value	Hypothetical Index Factor	Hypothetical Investor Fees for the Applicable Year	Hypothetical Cumulative Investor Fees	Hypothetical Indicative Value of each Note
A	B	C	D	E	F
		B/Initial Index Value	C x Principal x Investor Fee Percentage	Cumulative total of D	(Principal x C) - E
0	950.00	1.00	$ 0.00	$ 0.00	$ 50.00
1	855.00	0.90	$ 0.43	$ 0.43	$ 44.57
2	769.50	0.81	$ 0.38	$ 0.81	$ 39.69
3	692.55	0.73	$ 0.35	$ 1.16	$ 35.29
4	623.30	0.66	$ 0.31	$ 1.47	$ 31.33
5	560.97	0.59	$ 0.28	$ 1.75	$ 27.77
6	504.87	0.53	$ 0.25	$ 2.00	$ 24.57
7	454.38	0.48	$ 0.23	$ 2.23	$ 21.68
8	408.94	0.43	$ 0.20	$ 2.43	$ 19.09
9	368.05	0.39	$ 0.18	$ 2.62	$ 16.75
10	331.24	0.35	$ 0.17	$ 2.78	$ 14.65
11	298.12	0.31	$ 0.15	$ 2.93	$ 12.76
12	268.31	0.28	$ 0.13	$ 3.07	$ 11.05
13	241.48	0.25	$ 0.12	$ 3.19	$ 9.52
14	217.33	0.23	$ 0.11	$ 3.30	$ 8.14
15	195.60	0.21	$ 0.10	$ 3.39	$ 6.90

Cumulative Index Return	-79.41%
Annualized Index Return	-10.00%
Annualized Return on ETN	-12.37%

Hypothetical Examples

Example 3

Assumptions:

Investor Fee Percentage	0.95% per annum
Principal	$50
Initial Index Value:	950.00

Year End	Hypothetical Index Value	Hypothetical Index Factor	Hypothetical Investor Fees for the Applicable Year	Hypothetical Cumulative Investor Fees	Hypothetical Indicative Value of each Note
A	B	C	D	E	F
		B/Initial Index Value	C x Principal x Investor Fee Percentage	Cumulative total of D	(Principal x C) - E
0	950.00	1.00	$ 0.00	$ 0.00	$ 50.00
1	1045.00	1.10	$ 0.52	$ 0.52	$ 54.48
2	1149.50	1.21	$ 0.57	$ 1.10	$ 59.40
3	1264.45	1.33	$ 0.63	$ 1.73	$ 64.82
4	1390.90	1.46	$ 0.70	$ 2.42	$ 70.78
5	1529.98	1.61	$ 0.76	$ 3.19	$ 77.34
6	1682.98	1.77	$ 0.84	$ 4.03	$ 84.55
7	1851.28	1.95	$ 0.93	$ 4.96	$ 92.48
8	2036.41	2.14	$ 1.02	$ 5.98	$ 101.20
9	1832.77	1.93	$ 0.92	$ 6.89	$ 89.57
10	1649.49	1.74	$ 0.82	$ 7.72	$ 79.10
11	1484.54	1.56	$ 0.74	$ 8.46	$ 69.68
12	1336.09	1.41	$ 0.67	$ 9.13	$ 61.19
13	1202.48	1.27	$ 0.60	$ 9.73	$ 53.56
14	1082.23	1.14	$ 0.54	$ 10.27	$ 46.69
15	974.01	1.03	$ 0.49	$ 10.76	$ 40.51

Cumulative Index Return	2.53%
Annualized Index Return	0.17%
Annualized Return on ETN	-1.39%

> We cannot predict the actual Ending Index Value on any Valuation Date or the market value of your notes, nor can we predict the relationship between the Ending Index Value and the market value of your notes at any time prior to the stated Maturity Date. The actual amount that a holder of the notes will receive upon early repurchase or at maturity, as the case may be, and the rate of return on the notes will depend on the actual Ending Index Value on the relevant Valuation Date and the Investor Fee. Moreover, the assumptions on which the hypothetical returns are based are purely for illustrative purposes. Consequently, the amount, in cash, to be paid in respect of your notes, if any, on the stated Maturity Date or Repurchase Date, as applicable, may be very different from the information reflected in the tables above.

JPMorgan Structured Investments —
KEYnotes Exchange Traded Notes Linked to the First Trust Enhanced 130/30 Large Cap Index due 2023

PS- 9

Hypothetical Examples

Example 4

Assumptions

Investor Fee Percentage	0.95% per annum
Principal	$50
Initial Index Value:	950.00

Year End	Hypothetical Index Value	Hypothetical Index Factor	Hypothetical Investor Fees for the Applicable Year	Hypothetical Cumulative Investor Fees	Hypothetical Indicative Value of each Note
A	B	C	D	E	F
		B/Initial Index Value	C x Principal x Investor Fee Percentage	Cumulative total of D	(Principal x C) - E
0	950.00	1.00	$ 0.00	$ 0.00	$ 50.00
1	855.00	0.90	$ 0.43	$ 0.43	$ 44.57
2	769.50	0.81	$ 0.38	$ 0.81	$ 39.69
3	692.55	0.73	$ 0.35	$ 1.16	$ 35.29
4	623.30	0.66	$ 0.31	$ 1.47	$ 31.33
5	560.97	0.59	$ 0.28	$ 1.75	$ 27.77
6	504.87	0.53	$ 0.25	$ 2.00	$ 24.57
7	454.38	0.48	$ 0.23	$ 2.23	$ 21.68
8	408.94	0.43	$ 0.20	$ 2.43	$ 19.09
9	449.84	0.47	$ 0.22	$ 2.66	$ 21.02
10	494.82	0.52	$ 0.25	$ 2.91	$ 23.14
11	544.30	0.57	$ 0.27	$ 3.18	$ 25.47
12	598.73	0.63	$ 0.30	$ 3.48	$ 28.03
13	658.61	0.69	$ 0.33	$ 3.81	$ 30.86
14	724.47	0.76	$ 0.36	$ 4.17	$ 33.96
15	796.92	0.84	$ 0.40	$ 4.57	$ 37.37

Cumulative Index Return	-16.11%
Annualized Index Return	-1.16%
Annualized Return on ETN	-1.92%

We cannot predict the actual Ending Index Value on any Valuation Date or the market value of your notes, nor can we predict the relationship between the Ending Index Value and the market value of your notes at any time prior to the stated Maturity Date. The actual amount that a holder of the notes will receive upon early repurchase or at maturity, as the case may be, and the rate of return on the notes will depend on the actual Ending Index Value on the relevant Valuation Date and the Investor Fee. Moreover, the assumptions on which the hypothetical returns are based are purely for illustrative purposes. Consequently, the amount, in cash, to be paid in respect of your notes, if any, on the stated Maturity Date or Repurchase Date, as applicable, may be very different from the information reflected in the tables above.

The hypothetical examples above are provided for purposes of information only. The hypothetical examples are not indicative of the future performance of the Index, the Ending Index Value, or what the value of your notes may be. Fluctuations in the hypothetical examples may be greater or less than fluctuations experienced by the holders of the notes. The performance data shown above is for illustrative purposes only and does not represent the actual future performance of the notes.

JPMorgan Structured Investments —
KEYnotes Exchange Traded Notes Linked to the First Trust Enhanced 130/30 Large Cap Index due 2023

PS- 10

Hypothetical Historical and Actual Historical Information

The following graph sets forth the hypothetical historical back-tested performance of the Index based on the hypothetical back-tested daily Index closing levels from January 2, 2003 through April 21, 2008 and the actual historical performance of the Index based on daily Index closing levels from April 22, 2008 through May 15, 2008. The actual initial Index calculation date was April 22, 2008. The Index closing level on May 15, 2008 was 990.25.

The hypothetical historical back-tested and actual historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Final Valuation Date. We cannot give you any assurance that the performance of the Index will result in the return of any of your initial investment. The data for the hypothetical back-tested performance of the Index set forth in the following graph was calculated on materially the same basis on which the performance of the Index is now calculated.



The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that any investment in the notes will or is likely to achieve returns similar to those shown. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Past hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis.

The hypothetical historical performance data set forth above represents a simulation of past performance, which is no guarantee of future results.

Supplemental Underwriting Information

After the issuance date, additional notes may be offered and sold from time to time through JPMSI, acting as our agent, to investors and to dealers acting as principals for resale to investors. We will receive proceeds equal to 100% of the offering price of the notes sold after the Inception Date. We may deliver notes against payment therefore on a date that is greater than three business days following the date of sale of any notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes that are to be issued more than three business days prior to the related issue date will be required to specify alternative settlement arrangements to prevent failed settlement.

We and the Marketing Agent have entered into an agreement which defines the scope of the services the Marketing Agent will provide regarding the promotion of the notes and certain support and services that the Marketing Agent will provide related to

the notes. We have agreed to indemnify the Marketing Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute payments that the Marketing Agent may be required to make relating to these liabilities.

Reissuances or Reopened Issues

We may, at our sole discretion, “reopen” or reissue the notes. These further issuances, if any, will be consolidated to form a single class with the originally issued notes and will have the same CUSIP number and will trade interchangeably with the notes immediately upon settlement. The price of any additional offering will be determined at the time of pricing of that offering. We intend to comply with the requirements under the Treasury regulations governing “qualified reopenings” and we will therefore treat any additional offerings of the notes as part of the same issue as the notes for U.S. federal income tax purposes. Accordingly, for purposes of the Treasury regulations governing original issue discount on debt instruments, we will treat any additional offerings of the notes as having the same original issue date, the same issue price and, with respect to holders, the same adjusted issue price as the notes. For more information on such additional offerings, see “Reissuances or Reopened Issues” in the accompanying product supplement no. 137-I.

JPMorgan Structured Investments —
KEYnotes Exchange Traded Notes Linked to the First Trust Enhanced 130/30 Large Cap Index due 2023
PS- 12

FORM OF NOTICE OF REPURCHASE

To: ETN_Repurchase@jpmorgan.com

Subject: KEYnotes Exchange Traded Notes Linked to the First Trust Enhanced 130/30 Large Cap Index due 2023

The undersigned hereby irrevocably elects to exercise the right to have us repurchase certain notes described in product supplement no. 137-I, dated May 21, 2008.

CUSIP No.: 46625H761

Name of holder:

Number of notes to be repurchased: [at least 50,000]

Relevant Valuation Date: _____, 20_

Contact Name:

Telephone #:

Fax #:

Email:

Acknowledgement: I acknowledge that the notes specified above will not be repurchased unless all of the requirements specified in the product supplement relating to the notes are satisfied.

**   Questions regarding the repurchase requirements of your notes should be directed to ETN_Repurchase@jpmorgan.com.

CONFIRMATION OF REPURCHASE

Dated:
JPMorgan Chase & Co.

JPMorgan Securities Inc., as Note Calculation Agent

Fax: 917-456-3471

Dear Sirs:

The undersigned holder of JPMorgan Chase & Co.'s $25,000,000 Medium-Term Notes, Series E, KEYnotes Exchange Traded Notes Linked to the First Trust Enhanced 130/30 Large Cap Index due 2023, CUSIP No. 46625H761, subject to repurchase for a cash amount based on the Index (the "notes") hereby irrevocably elects to exercise, on the Repurchase Date of _____, 20__ with respect to the number of the notes indicated below, as of the date hereof, the right to have us repurchase the notes as described in the product supplement no. 137-I relating to the notes (the "Supplement"). Terms not defined herein have the meanings given to such terms in the Supplement.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the notes (specified below) to book a delivery versus payment trade on the Valuation Date with respect to the number of notes specified below at a price per note equal to the applicable repurchase value on the relevant Valuation Date, facing J.P. Morgan Securities, Inc. DTC 060, and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 am. New York City time on the Repurchase Date.

Very truly yours,
[NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:
Email:

Number of Notes surrendered for Repurchase: [at least 50,000]

DTC # (and any relevant sub-account):

Contact Name:
Telephone:

(You must request that we repurchase at least 50,000 notes ($2,500,000 aggregate principal amount) at one time in order to exercise your right to have us repurchase your notes on any Repurchase Date.)